AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (this "Agreement"), is made this 17th day of May 2011, by and between The Guitammer Company, an Ohio corporation ("Guitammer-Ohio") maintaining an address at 6117 Maxtown Road, Westerville, Ohio 43082 and The Guitammer Company, a Nevada corporation ("Guitammer-Nevada") maintaining an address at 6117 Maxtown Road, Westerville, Ohio 43082 (the two corporate parties hereto being sometimes collectively referred to as the "Constituent Corporations"),

WITNESSETH:

WHEREAS, Guitammer-Ohio desires to redomicile in the State of Nevada;

WHEREAS, in order to effect the redomilcile of Guitammer-Ohio in the State of Nevada, Guitammer-Ohio and Guitammer-Nevada shall enter into this Agreement (the "Reorganization"); and

WHEREAS, the Reorganization has been authorized by Guitammer-Nevada in accordance with the Nevada Revised Statutes and by Guitammer-Ohio in accordance with the Ohio Revised Code.

NOW, THEREFORE, the Constituent Corporations do hereby agree to the Reorganization on the terms and conditions herein provided, as follows:

ARTICLE I

REORGANIZATION

1.1 Agreement to Reorganize. The parties to this Agreement agree to effect the Reorganization herein provided for, subject to the terms and conditions set forth herein.

1.2 Effective Time of the Reorganization. The Reorganization shall be effective upon the approval of this Agreement by the respective Boards of Directors of the Constituant Corporations. The date and time the Reorganization becomes effective is referred to as the "Effective Time of the Reorganization."

1.3 ParentParent-Subsidiary Relationship. Upon the Effective Time of the Reorganization, Guitammer-Ohio shall be a wholly owned subsidiary of Guitammer-Nevada, and the shareholders of Guitammer-Ohio shall become in the same proportional interests the shareholders of Guitammer-Nevada Parent (hereinafter sometimes called the "Parent Corporation").

1.4 Directors and Officers. The directors and officers of Guitammer-Ohio in office at the Effective Time of the Reorganization shall be and constitute the directors and officers of the Parent Corporation, each holding the same office and/or directorship in the Parent Corporation as they hold in Guitammer-Ohio for the terms elected and/or until their respective

successors shall be elected or appointed and qualified or until their sooner death, resignation or removal.

ARTICLE II

CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Guitammer-Ohio Securities Exchanged For Guitammer-Nevada Securities.

2.1 As of the date of the Effective Time of the Reorganization, Guitammer-Ohio had 1,602.3 shares of common stock issued and outstanding (the "Guitammer-Ohio Shares") and outstanding options and warrants to purchase 1,397.7 shares of common stock (the "Guitammer-Ohio Options and Warrants"). Upon the Effective Time and pursuant to the terms of the Reorganization, shareholders of Guitammer-Ohio shall exchange their shares of common stock of Guitammer-Ohio for shares of common stock of Guitammer-Nevada evidencing the same proportional interest in Guitammer-Nevada as they held in Guitammer-Ohio on a one (1) for thirty-one thousand, two hundred and six (31,206) shares basis, holders of options and warrants to purchase shares of common stock of Guitammer-Ohio shall exchange such options and warrants for options and warrants of Guitammer-Nevada in the same proportional interest to purchase shares of common stock of Guitammer-Nevada on a one (1) for thirty- one thousand, two hundred and six (31,206) shares basis and holders of indebtedness of Guitammer-Ohio that is convertible into shares of common stock of Guitammer-Ohio would become convertible into shares of common stock of Guitammer-Nevada in the same proportional interests.

2.2 Outstanding Guitammer-Nevada Capital Stock. Upon the Effective Time of the Reorganization and as provided in above Section 2.1, Guitammer-Nevada shall have issued and outstanding 50,001,374 shares of Common Stock, value $0.001 per share, and options and warrants to purchase 43,616,626 shares of Common Stock, value $0.001 per share, of Guitammer-Nevada. Also, upon the Effective Time of the Reorganization, Guitammer-Ohio will continue to have certain outstanding indebtedness the terms of which will now provide the holders the option to convert at any time the indebtedness into an aggregate of 2,300,000 shares of Common Stock, par value $0.001 per share, of Guitammer-Nevada.

ARTICLE III

TERMINATION AND AMENDMENT

3.1 **Termination**. This Agreement may be terminated and abandoned at any time prior to the Effective Time of the Reorganization by the mutual written consent of the Boards of Directors of Guitammer-Ohio and Guitammer-Nevada.

3.2 **Consequences of Termination**. In the event of the termination and abandonment of this Agreement pursuant to the provisions of Section 3.1 hereof, this Agreement shall be of no further force or effect.

3.3 Modification, Amendment, etc. Any of the terms or conditions of this Agreement may be waived at any time by the party entitled to the benefits thereof, and this Agreement may be modified or amended at any time to the full extent permitted by all applicable corporate laws. Any waiver, modification or amendment shall be effective only if reduced to writing and executed by the duly authorized representatives of the Constituent Corporations.

ARTICLE IV

GENERAL

4.1 Expenses. Guitammer Ohio shall pay all expenses of carrying this Agreement into effect and accomplishing the Reorganization herein provided for.

4.2 Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement.

4.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original instrument, and all such counterparts together shall constitute only one original.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by an officer duly authorized thereunto as of the date first above written.

THE GUITAMMER COMPANY, AN OHIO CORPORATION

By: ______________________
Mark A. Luden, President

THE GUITAMMER COMPANY, A NEVADA CORPORATION

By: ______________________
Mark A. Luden, President